CUSIP No. 834453 10 2

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Somaxon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

834453 10 2

(CUSIP Number)

December 31, 2007

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_________________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 834453 10 2

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners VI, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	1,007,338 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	1,007,338 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,007,338 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	5.5%
12)	Type of Reporting Person	PN

CUSIP No. 834453 10 2

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP VI Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	11,582 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	11,582 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	11,582 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	0.1%
12)	Type of Reporting Person	PN

CUSIP No. 834453 10 2

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Associates, L.L.C.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	19,166 shares of Common Stock
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	19,166 shares of Common Stock
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	19,166 shares of Common Stock
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	0.1%
12)	Type of Reporting Person	OO

CUSIP No. 834453 10 2

Schedule 13G (Amendment No. 2)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on January 18, 2006 and Amendment No. 1 thereto filed on February 12, 2007 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4	–	Ownership.

(a)	Amount Beneficially Owned:

Domain VI: 1,007,338 shares of Common Stock

DP VI A: 11,582 shares of Common Stock

DA: 19,166 shares of Common Stock

(b)	Percent of Class:

Domain VI: 5.5%

DP VI A: 0.1%

DA: 0.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Domain VI: 1,007,338 shares of Common Stock

DP VI A: 11,582 shares of Common Stock

DA: 19,166 shares of Common Stock

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of:

Domain VI: 1,007,338 shares of Common Stock

DP VI A: 11,582 shares of Common Stock

DA: 19,166 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: -0-

In addition, One Palmer Square Associates VI, L.L.C. (“OPSA VI”), the general partner of Domain VI and DP VI A, beneficially owns 61,308 shares of Common Stock, or approximately 0.3% of the Common Stock outstanding.

CUSIP No. 834453 10 2

Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.

By:	/s/ Kathleen K. Schoemaker
Managing Member

Date: January 23, 2008

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